Exhibit 14.1

ALLION HEALTHCARE, INC.

CODE OF ETHICS

I.	PURPOSE

The Board of Directors (the “Board”) of Allion Healthcare, Inc. (the “Company”) has adopted this Code of Ethics for its employees, officers and directors. This Code of Ethics is intended to deter wrongdoing and promote honest and ethical conduct, compliance with laws and accountability. The individuals subject to this Code of Ethics are accountable to the Company and its constituents for adherence to this Code of Ethics. Failure to observe the terms of this Code of Ethics may result in disciplinary action including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties.

After reading this Code of Ethics, each director, officer and employee must sign and return an acknowledgment that he or she has read, understands and to the best of his or her knowledge, is complying with the various provisions of this Code of Ethics.

II.	COMPLIANCE WITH APPLICABLE LAWS

All employees, officers and directors of the Company are required to comply with all of the laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions, applicable to the Company or its business.

The Company will designate a Compliance Officer by appointment of the Board to administer this Code of Ethics. The Company will provide to all employees, officers and directors and post on such website the name of the Compliance Officer and instructions on how to contact the Compliance Officer. Employees, officers and directors will be made aware of any changes to the Compliance Officer. Employees, officers or directors may, at their discretion, make any report or complaint provided for in this Code of Ethics to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board or an appropriate Committee of the Board.

This Code of Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors. It is a guide that highlights key issues. Please consult the Compliance Officer regarding the various guidelines which the Company has prepared on specific laws, rules and regulations.

III.	CONFLICTS OF INTEREST

All employees, officers and directors of the Company shall act with honesty and integrity avoiding actual or apparent conflicts of interest in personal and professional relationships. A conflict of interest may exist whenever the private interests of an employee, officer or director conflict in any way (or even appear to conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members may create conflicts of interest. Federal law prohibits loans to directors and executive officers. In addition, it is almost always a conflict of interest for a Company employee or officer to work simultaneously for a competitor, customer or supplier.

In addition, directors and officers must disclose to the Company’s Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest. The Company’s Audit Committee will review and address any potential conflicts of interest and related party transactions.

Although it is not always possible to avoid conflicts of interest, it is the Company’s policy to prohibit such conflicts when possible. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with a member of management or the Compliance Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, corporate officer or the Compliance Officer.

IV.	FALSE CLAIMS

Federal law prohibits healthcare providers from making false claims for reimbursement. No employee shall knowingly present (or cause to be presented) a false or fraudulent claim for payment to a patient, the Medicare or Medicaid programs, any other federal health care program or any other third-party payor. No employee shall knowingly use, make or cause to be used or made a false statement or record for the purpose of obtaining reimbursement from any health care benefit program. And, no employee shall knowingly file a false claim on behalf of any physician, clinic or other entity, where the Company acts as billing agent. Prior to submitting a claim for reimbursement, employees should use their best efforts to: ascertain that (a) the prescribed drugs, medical supplies or health care services have actually been provided; (b) the charge accurately reflects the appropriate charge for drugs, supplies or services rendered; (c) a prior authorization, prescription or statement of medial necessity supports the medical necessity for such items or services; and (d) other applicable regulatory requirements for reimbursement have been met.

Examples of the types of actions that could violate the Federal False Claims Act (31 U.S.C. 3729) include:

•	Filing a claim for items or services that were not prescribed at all or were not rendered as described on the claim form;

•	Filing a claim for items or services that were provided, but which you know were not necessary: or

•	Submitting a claim containing information you know to be false.

If you believe in good faith that improper claims for reimbursement are being (or have been) submitted to the Medicare or Medicaid programs, to any other federal or state health care program, or to any third-party payor, you should report such activity to your supervisor and to the Compliance Officer.

If a Company employee has concerns about the propriety of billing practices, the employee should contact his supervisor or the Compliance Officer.

V.	NO PAYMENT FOR PATIENT REFERRALS AND ANTI-KICKBACK ISSUES

There are a number of laws, both federal and state, governing Medicare and Medicaid and other federal health programs. These laws prohibit anything of value (including, without limitation, money, a discount, trips) in return for the referral of patients from Medicare or Medicaid or to induce the purchase of goods or services to be paid for by such programs.

Specifically under federal law, no employee shall solicit or receive, or offer to pay or pay any remuneration of any type to any person (including kickbacks, bribes, or rebates) in return for referring or recommending the referral of an individual to another person, homecare, hospital or medical facility for services or in return for the purchase of goods or services to be paid for by Medicare or Medicaid. The law further prohibits giving anything of value to any individual (including patients) eligible for benefits from a federal or state health care program to influence or induce such individual to order or receive from a particular provider any item or service for which payment may be made, in whole or part from such program except that incentives given to individuals to promote the delivery of preventative care are excluded from this prohibition.

Examples of the types of actions that would violate this law include the following:

•	Offering anything of value to induce someone to buy an item or service from the Company;

•	Offering anything of value to induce someone to refer a patient to the Company; or

•	Offering any cash payments to anyone in marketing the Company’s products or services.

The law also prohibits: (1) physicians from making referrals of Medicare or Medicaid patients, for certain designated health services, to entities in which the physician has a financial interest (either through ownership or a compensation arrangement); and (2) entities from billing for services rendered as a result of the prohibited referral.

Many states (have also enacted similar legislation prohibiting the payments and referrals described above for patients not covered by Medicare, Medicaid, or other federal health care programs. The Company expects employees to fully comply with applicable laws in connection with all of the Company’s financial arrangements with physicians. The Company expects that no employee shall offer or grant any benefit to a referring physician or other referral source on the condition that such physician or referral source refer or agree to refer any patients to the Company. Neither will an employee accept or solicit any benefit in exchange for directing referrals to a third party. Examples of the types of actions that would violate this law include the following:

•	Paying money and other benefits to physicians, clinics and other referral sources in order to induce the doctors and referral sources to refer patients to the Company;

•	Additional benefits for high-revenue producing doctors;

•	Termination of contractual arrangements with physicians or clinics that do not refer a certain number of patients to the Company;

•	Providing money to doctors or others in the form of research grants, consulting agreements and marketing agreements when the money and benefits are paid, in part, with the intent to induce referrals;

•	Acceptance of cash or other benefits (other than lawful discounts) from other vendors or suppliers in return for directing referrals; and

•	Using your credit card to pay a patient’s co-pay or deductible to induce the patient to use our services.

This Code of Ethics is merely a summary of some typical situations and does not list all situations in which the antikickback or patient referral laws apply; and you should use caution when engaging in transactions that involve referral sources, other health care providers, and/or manufacturers or suppliers of pharmaceuticals, durable medical equipment or other supplies. If you believe that an illegal arrangement has been, or may be, entered into involving the Company and a referral source or a vendor of goods or services, or if you believe that any other law governing Medicare or Medicaid may have been violated, you should report such arrangement immediately to your supervisor or the Compliance Officer.

VI.	GOVERNMENT INVESTIGATIONS

Various governmental bodies that regulate the healthcare industry may inquire as to our licensure, make a site visit, or otherwise inquire as to our business operations. Some of these inquiries and investigations are routine and result from our application for licenses and provider numbers. Sometimes, government inquiries occur as a result of routine audits or a complaint which the government has a legal obligation to investigate. An inquiry about our Company does not suggest in any way that there has been negligence or impropriety.

We respect the government’s right to conduct a lawful and proper inquiry, just as we have the right to demand that it be done in a lawful and proper fashion. The Company expects you to abide by the Company’s policy regarding governmental investigations.

If you become aware of or are contacted, in person or by telephone, or otherwise, in connection with any investigation, you should immediately contact your supervisor and the Compliance Officer. The following is a sample list of federal and state government agencies:

•	Department of Health and Human Services (DHHS)

•	Federal Bureau of Investigation (FBI)

•	Center for Medicare and Medicaid Services (CMS)

•	Office of the Inspector General (OIG)

•	Medicare Intermediaries/Carriers/DMERCs

•	Drug Enforcement Agency (DEA)

•	State Medicaid Program

•	Medicaid Fraud Control Unit

•	State Attorney General’s Office

•	Federal Drug Administration (FDA)

•	State Boards of Pharmacy

•	Internal Revenue Service (IRS)

•	State Departments of Revenue

•	Equal Employment Opportunity Commission (EEOC)

•	U. S. Attorney’s Office

•	Department of Justice (DOJ)

If you are contacted by a representative of a government organization please follow the Company’s policy as set forth in this Code of Ethics.

VII.	CORPORATE OPPORTUNITY

Except as may be approved by the Board or a committee of independent directors, employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.

VIII.	INSIDE INFORMATION AND SECURITIES TRADING

The Company’s directors, officers or employees who have access to material, non-public information are not permitted to use that information for stock trading purposes or for any purpose unrelated to the Company’s business. It is also against the law to trade or to “tip” others who might make an investment decision based on inside company information. For example, using non-public information to buy or sell Company stock, options in Company stock or the stock of an Company supplier, customer or competitor is prohibited (See the Company’s Insider Trading Policy for more specific information on the Company’s policies.) The consequences of insider trading violations can be severe. These rules also apply to the use of material, nonpublic information about other companies (including, for example, our customers, competitors and potential business partners). In addition to employees, these rules apply to an employee’s spouse, children, parents and siblings, as well as any other family members living in the employee’s home.

IX.	CONFIDENTIALITY

All employees, officers and directors, must maintain the confidentiality of confidential information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings. Confidential information includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed. Whenever feasible, employees, officers and directors should consult the Compliance Officer if they believe they have a legal obligation to disclose confidential information.

X.	HARASSMENT

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. This includes any demeaning, insulting, embarrassing or intimidating behavior directed at any employee related to race, color, sex, national origin, age, religious creed, physical or mental disability, marital status, pregnancy, sexual orientation, veteran status, citizenship or another characteristic protected by law. Unwelcome sexual advances or physical contact, sexually oriented gestures and statements, and the display or circulation of sexually oriented pictures, cartoons, jokes or other material are specifically banned. This Code of Ethics prohibits retaliation against any employee who rejects, protests, or complains about sexual harassment.

XI.	FAIR DEALING

Each employee, officer and director should endeavor to deal fairly with the Company’s customers, suppliers, competitors, officers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Officers and employees must disclose at the commencement of their employment the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Company. Copies of such agreements should be provided to the Company to permit evaluation of the agreement in light of the employee’s position. In no event shall an employee use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Company.

XII.	FRAUD

The Company is committed to the elimination of fraud, to the rigorous investigation of any suspected cases of fraud, and, where fraud or other criminal act is proven, to ensure that wrongdoers are appropriately sanctioned.

If an employee believes they have good reason to suspect a colleague or other person of a fraud or an offense involving the Company or a serious infringement of the Company’s rules, such as:

•	theft of Company property;

•	abuse of Company property or abuse of a position or trust; or

•	deception or falsification of records (e.g. fraudulent time or expense claims)

the employee should take the action outlined in the section entitled “Reporting Any Illegal or Unethical Behavior.”

XIII.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes. Directors, officers and employees are to use the Company’s assets according to all of the Company’s policies and procedures, comply with security programs and copyrights or trademarks that prevent their unauthorized use or theft, and abide by all regulations or contractual agreements governing their use.

XIV.	ACCURACY OF RECORDS

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety, and personnel records, as well as all financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to Company’s system of internal controls. No false or artificial entries may be made, no undisclosed or unrecorded funds or assets may be maintained and no inaccurate or inflated work hours may be reported. When a payment is made, it can only be used for the purpose spelled out in the supporting document.

XV.	IMPROPER INFLUENCE ON CONDUCT OF AUDITS

No director or officer, or any other person acting under the direction thereof, shall directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any public or certified public accountant engaged in the performance of an audit or review of the financial statements of the Company if that person knows or should know that such action, if successful, could result in rendering Company’s financial statements materially misleading. Any person who believes such improper influence is being exerted should contact the Compliance Officer to report such action.

Types of conduct that could constitute improper influence include, but are not limited to, directly or indirectly:

•	Offering or paying bribes or other financial incentives, including future employment or contracts for non-audit services;

•	Providing an auditor with an inaccurate or misleading legal analysis;

•	Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the Company’s accounting;

•	Seeking to have a partner removed from the audit engagement because the partner objects to the Company’s accounting;

•	Blackmailing; and

•	Making physical threats.

XVI.	ACCOUNTING COMPLAINTS

The Company’s policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. Employees, officers or directors who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board which will, subject to its duties arising under applicable laws, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Chairman of the Audit Committee, at the principal executive offices of the Company.

XVII.	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Any employee, officer or director who believes that a violation of this Code of Ethics or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer. Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

XVIII.	NO RETALIATION

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code of Ethics or other illegal or unethical conduct.

XIX.	PUBLIC COMPANY REPORTING

When we become a public company, it will be of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

XX.	INQUIRIES FOR INFORMATION

The Company must be made aware of any inquiries from the government, the financial/analyst community or the media so that it can properly and thoroughly respond. If an employee is contacted by a representative of the governmental agency seeking an interview or making a request for documents, that employee should immediately contact James G. Spencer so that appropriate arrangements can be made to fully comply with the Company’s legal obligations. Even if you believe you can respond to questions, no employee is authorized to speak with analysts or members of the media unless specifically authorized. All inquiries from the financial/analyst community and the media should be referred to James G. Spencer.

XXI.	AVAILABILITY AND WAIVERS OF CODE

This Code of Ethics is publicly available at the Company’s website (www.allionhealthcare.com) and to any stockholder who requests it free of charge upon written request to the Secretary of the Company at 1660 Walt Whitman Road, Suite 105, Melville, NY 11747.

Directors, officers and employees of the Company are expected to follow this Code of Ethics, and to represent the Company in a responsible manner in all regions and territories, at all times. Generally, there should be no waivers of this Code of Ethics. However, in rare circumstances conflicts may arise that necessitate waivers. A waiver of this Code of Ethics for a Director, officer or employee may be made by the Company’s Board of Directors and will be promptly disclosed to the extent required by law (including SEC rules and Nasdaq National Market listing standards).